Exhibit 99.1

press release



Sierra Health Services, Inc.®

2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

FOR IMMEDIATE RELEASE

CONTACTS: Peter O'Neill   Paul Palmer
VP, Public & Investor Relations   SVP, Chief Financial Officer
(702) 242-7156   (702) 242-7112

SIERRA REPORTS 2ND QUARTER 2005 EARNINGS OF $1.01 PER DILUTED SHARE

2nd Quarter Year Over Year Results

Medical Premium Revenues Up 14%
Operating Margin Up 230 Basis Points

2nd Quarter Sequential Results

Operating Income Up 24%
Earnings Per Share Up 16%

LAS VEGAS, July 25, 2005 -- Sierra Health Services, Inc. (NYSE:SIE) reported today that net income for the quarter ended June 30, 2005 was $33.8 million or $1.01 per diluted share, compared to $38.2 million or $1.10 per diluted share for the same period in 2004. Operating income from the Company's core managed care and corporate operations segment was $44.4 million for the quarter compared to $36.6 million for the same period in 2004, an increase of 21%. Operating income from the Company's expired military health services operations segment was $12.0 million for the quarter, compared to operating income of $24.6 million for the same period in 2004, when the segment was fully operational.

Assuming dilution, on average, analysts who included the previously announced gains associated with settlements for the military health services operations had expected the Company to post second quarter 2005 earnings of $0.99 per share. All analysts as a group, including those who had not included the gains in their assumptions, had expected Sierra to post second quarter 2005 earnings of $0.87 per share, on average.

Revenues for the quarter were $348.0 million, compared to $441.3 million for the same period in 2004. This decrease is due to the cessation of healthcare delivery operations in the third quarter of 2004 at the Company's military health services subsidiary. Medical premium revenues from Sierra's core managed care operations were $320.4 million for the quarter, compared to $280.7 million for the same period in 2004, an increase of 14%.

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In the second quarter, Sierra's medical care ratio was 76.0%, a 40 basis point increase from the 75.6% reported in the same period in 2004 and a 30 basis point sequential decrease from the 76.3% reported in the first quarter of 2005. Sierra's medical claims payable balance decreased to $121.5 million at June 30, 2005, compared to $128.1 million at March 31, 2005. Days in claims payable, which is the medical claims payable balance divided by the average medical expenses per day for the period, were 44 days for the second quarter of 2005, compared to 47 days for both the second quarter of 2004 and sequentially. The decrease in this measurement is primarily due to a lower volume of hospital admissions during the month of June, a scheduled payment on a negotiated settlement previously accrued and to fewer pended claims.

As a percentage of premium revenue, general and administrative expenses for the second quarter improved 290 basis points to 13.2% from 16.1% for the same period in 2004. Excluding the general and administrative expenses related to the sold workers' compensation operations, expenses as a percentage of premium revenue would have been 12.9%, an improvement of 110 basis points from 14.0% for the same period in 2004.

Interest expense for the quarter was $4.4 million, compared to $1.2 million for the same period in 2004 and $1.6 million sequentially. The majority of this expense was related to the conversion of a portion of the Company's convertible debentures. During the quarter, through private negotiations, $34.0 million of the Company's senior convertible debentures, issued in March 2003, were converted to 1.9 million shares of common stock. Interest expense for the quarter included the pre-paid interest to induce conversion and the write-down of the associated deferred financing fees.

Operating cash flow from continuing operations was $16.0 million for the quarter, compared to $48.4 million for the same period in 2004. The lower cash from operations for the quarter is primarily due to the timing of income tax payments and cash used to fund the liabilities and claims phase-out for the Company's military health services operations.

At June 30, 2005, Sierra's total external debt was $81.5 million, compared to $125.5 million at December 31, 2004. The outstanding balance of the remaining convertible debentures, after the conversion of $34.0 million as reported above, is $81.0 million. Additionally, Sierra repaid the $10.0 million outstanding on its line of credit, and elected to increase the aggregate commitments of its revolving credit facility to $140.0 million from $100.0 million. Currently no amounts are drawn on this line.

During the second quarter, Sierra purchased 622,000 shares of its common stock in the open market or private transactions for $40.5 million, at an average price of $65.13 per share. As of June 30, 2005, including purchases in 2003 and 2004, the Company has purchased 9.5 million shares for $284.2 million, at an average price of $29.86.

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In the second quarter of 2005, same store commercial membership grew by nearly 1.6%, or 3,800 lives. For the first six months of the year, commercial membership grew 8.4%, or 18,900 lives. In the quarter, Medicare membership grew by 1.3% or 700 lives. For the first six months of the year, Medicare membership grew 2.6% or 1,400 lives. In the quarter, Medicaid membership grew 4.2% or 2,100 lives. For the first six months of the year, Medicaid grew 3.0% or 1,500 lives.

"I am very pleased with our performance to date in 2005," said Anthony M. Marlon, M.D., chairman and chief executive officer. "We continue to benefit from strong commercial membership growth, as well as disciplined pricing and cost management. Our product portfolio combined with both our proprietary medical delivery network and our extensive external network, continues to position us as the plan of choice in the Las Vegas market."

In the second quarter, Sierra concluded two hospital provider negotiations. The Company has renewed its contractual relationship with the Universal Health Services, Inc. facilities in Las Vegas, which currently number four hospitals, with a fifth facility under construction. Additionally, Sierra has renewed its contractual relationship with the University Medical Center (UMC) facility. Both contracts are for a period of three years. Sierra's hospital provider network continues to include every facility in the Las Vegas market.

"A stable and predictable hospital network is of utmost importance to our members," said Marlon. "Therefore we are very pleased to continue our relationship with both Universal and UMC, both of which are strategic components of the expanding delivery system in Las Vegas."

During its first quarter earnings conference call, Sierra announced its intent to participate in the growth opportunities afforded under the Medicare Modernization Act. The Company will participate in the Medicare Part D Prescription Drug Plan (PDP) and in the expanded Medicare Advantage (MA) plans. The Company will continue to offer an MA Health Maintenance Organization plan in the Nevada market, as well as a Regional Preferred Provider Organization (PPO) plan. Sierra plans to offer a Local PPO plan in Nevada, as well as in three counties in Arizona and seven counties in Utah. The Company will offer the PDP in up to 10 states in the West.

While numerous factors are yet to be determined, including final rates and the Company's selection as an automatic assigned provider in selected states, Sierra believes that the potential market opportunities with these expanded programs could result in additional 2006 revenue of between $100 to $200 million for the combined MA and PDP programs, with an estimated margin in the range of 5% to 6%. The Company expects marketing and implementation costs for these programs to be between $8 million to $10 million for the remainder of 2005, with roughly $2 million to $3 million expensed in the third quarter and the remainder expensed in the fourth quarter.

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Based on Sierra's projected costs associated with the marketing and implementation of the MA and PDP programs, the Company now believes it will earn at the lower end of its previously reported 2005 earnings guidance of $3.50 to $3.60 per share.

Sierra will host a conference call with investors, analysts and the general public on Tuesday, July 26 at noon (Eastern Time). Interested parties can access the call by dialing 888-988-9162 (using the passcode: EARNINGS). Listeners may also access the call free over the internet by visiting the investors page of Sierra's website at www.sierrahealth.com.

Sierra Health Services, Inc., based in Las Vegas, is a diversified healthcare services company that operates health maintenance organizations, indemnity insurers, preferred provider organizations and multi-specialty medical groups. Sierra's subsidiaries serve over 580,000 people through health benefit plans for employers, government programs and individuals. For more information, visit the Company's website at www.sierrahealth.com.

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment, renewals and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare reserves; and 6) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Sierra will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sierra or its business or operations. Sierra assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

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SIERRA HEALTH SERVICES, INC. AND SUBSIDIAIRES
Earnings Report
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	**2004**	**2005**	**2004**
Medical premiums	$320,395	$280,661	$631,750	$546,099
Military contract revenues	9,952	140,705	16,311	268,329
Professional fees	10,116	8,085	19,969	17,563
Investment and other revenues	7,564	11,838	15,856	17,524
Total Revenues	348,027	441,289	683,886	849,515
Medical expenses	251,233	218,413	496,188	426,303
Medical Care Ratio..	76.0%	75.6%	76.1%	75.6%
(Medical expenses/premiums and professional fees)				
Military contract expenses	(1,734)	116,420	2,373	237,217
General and administrative expenses	42,158	45,289	83,631	82,321
Operating Income From Continuing Operations	56,370	61,167	101,694	103,674
Interest expense...	(4,349)	(1,175)	(5,980)	(2,340)
Other income (expense), net...	302	41	401	90
Income From Continuing Operations Before Income Taxes	52,323	60,033	96,115	101,424
Provision for income taxes	(18,487)	(21,812)	(32,874)	(36,692)
Income From Continuing Operations	33,836	38,221	63,241	64,732
Loss from discontinued operations	—	—	—	(682)
Net Income..	$ 33,836	$ 38,221	$ 63,241	$ 64,050
Earnings Per Common Share:				
Income from continuing operations	$1.24	$1.43	$2.35	$2.41
Loss from discontinued operations	—	—	—	(0.03)
Net Income..	$1.24	$1.43	$2.35	$2.38
Earnings Per Common Share Assuming Dilution:				
Income from continuing operations	$1.01	$1.10	$1.88	$1.86
Loss from discontinued operations	—	—	—	(0.02)
Net Income..	$1.01	$1.10	$1.88	$1.84
Weighted average common shares outstanding	27,199	26,766	26,912	26,903
Weighted average common shares outstanding assuming dilution	33,891	35,059	34,008	35,325

PERIOD END MEMBERSHIP

	At June 30,	
	2005	**2004**
HMO		
Commercial..	245,100	215,700
Medicare..	54,700	52,200
Medicaid...	52,000	50,800
Managed indemnity..	27,400	24,800
Medicare supplement	16,100	16,700
Administrative services	190,400	173,700
Subtotal..	585,700	533,900
TRICARE eligibles	—	710,400
Total Members	585,700	1,244,300

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30, 2005	December 31, 2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 112,422	$ 207,619
Investments	234,488	147,575
Accounts receivable	13,597	15,150
Military accounts receivable	3,976	25,452
Current portion of deferred tax asset	21,363	17,555
Prepaid expenses and other current assets	29,524	36,123
Total Current Assets	415,370	449,474
Property and equipment, net	69,302	71,152
Restricted cash and investments	17,309	21,853
Goodwill	14,782	14,782
Deferred tax asset (less current portion)	12,472	13,275
Note receivable	47,000	47,000
Other assets	73,883	72,244
Total Assets	$ 650,118	$ 689,780
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accrued and other current liabilities	$ 56,875	$ 76,256
Trade accounts payable	6,733	7,123
Accrued payroll and taxes	27,382	27,668
Medical claims payable	121,521	119,337
Unearned premium revenue	16,201	50,763
Military health care payable	—	17,061
Current portion of long-term debt	97	100
Total Current Liabilities	228,809	298,308
Long-term debt (less current portion)	81,368	125,395
Other liabilities	60,957	64,380
Total Liabilities	371,134	488,083
Commitments and contingencies		
Stockholders' Equity:		
Common stock	191	178
Treasury stock	(282,742)	(237,876)
Additional paid-in capital	352,645	286,571
Deferred compensation	(3,628)	(288)
Accumulated other comprehensive loss	(395)	(245)
Retained earnings	212,913	153,357
Total Stockholders' Equity	278,984	201,697
Total Liabilities And Stockholders' Equity	$ 650,118	$ 689,780

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

| | Six Months Ended June 30, | |
	2005	2004
Cash Flows From Operating Activities:		
Net Income	$ 63,241	$ 64,050
Adjustments To Reconcile Net Income To Net Cash		
Provided By Operating Activities:		
Loss from discontinued operations	—	682
Depreciation	7,496	8,274
Other adjustments	4,780	1,688
Unearned premium revenue	(34,558)	(25,686)
Changes in other assets and liabilities	631	29,781
Net Cash Provided By Operating Activities Of Continuing Operations	41,590	78,789
Cash Flows From Investing Activities:		
Capital expenditures, net of dispositions	(5,952)	(7,892)
(Purchase of) proceeds from investments, net	(83,232)	51,931
Net Cash (Used For) Provided By Investing Activities Of Continuing Operations	(89,184)	44,039
Cash Flows From Financing Activities:		
Payments on debt and capital leases	(10,049)	(1,524)
Purchase of treasury stock	(50,864)	(82,759)
Exercise of stock in connection with stock plans	13,310	16,920
Net Cash Used For Financing Activities Of Continuing Operations	(47,603)	(67,363)
Net cash provided by discontinued operations	—	3,720
Net (Decrease) Increase In Cash And Cash Equivalents	(95,197)	59,185
Cash And Cash Equivalents At Beginning Of Period	207,619	118,520
Cash And Cash Equivalents At End Of Period	$ 112,422	$ 177,705

Reconciliation of Non-GAAP Financial Measures

In this press release, the Company presented cash flow from continuing operations, adjusted for the timing of payments from the Centers for Medicare and Medicaid Services (CMS) for both 2005 and 2004. These are non-GAAP financial measures. The Company received five monthly payments from CMS in the first six months of 2005 and 2004 as the January CMS payments were received at the end of December. The Company believes that reflecting six monthly CMS payments provides a more useful measure of cash provided by operations during the six month period. The following is a reconciliation to the most directly comparable GAAP financial measure:

| | Six Months Ended June 30, | |
	2005	2004
GAAP net cash provided by operating activities of continuing operations	$41,590	$ 78,789
Add: January CMS payment received in December	40,845	32,924
Cash Flow From Continuing Operations Adjusted For		
The Timing Of Payments From CMS	$82,435	$111,713